RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC, V6E 4A4

Red Metal Resources Plans Extensive 2025 Work Program on its Carrizal
IOCG Property Following Sampling Discoveries of up to 5.77% Copper

VANCOUVER, BC, FEBRUARY 27, 2025 - RED METAL RESOURCES LTD. (CSE: RMES) (OTC PINK: RMESF) (FSE: I660) ("Red Metal" or the "Company") is pleased to announce planning is underway for an extensive 2025 work program to follow-up on and extend previous sampling discoveries of 5.77% Cu, 1.55% Co and 0.11 g/t Au along two kilometres of strike to the north of 2022 drilling on the "Farellon" structure at its highly prospective Carrizal IOCG Property, located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera.

The upcoming 2025 work program will test high-priority targets identified through previous drilling, sampling and mapping and will focus on identifying new drill targets and expanding known areas of mineralization using ASTER remote sensing surveys for alteration analysis and ground sampling initiatives.

Figure 1: Strong iron oxide alteration FAR-22-017 at 243m

Red Metal Resources President and CEO, Caitlin Jeffs stated, "We are excited to build on our previously successful drilling and sampling programs in a 2025 market environment with higher Copper prices and demand. We have multiple new potential drill targets in close proximity to the Farellon structure and are greatly encouraged by the drilling confirmation of significant new vein width and mineralization with a full 1.5 kilometres of mapped continuity for planned upcoming drilling as well as numerous other high-priority veins that have yet to be drill tested. We believe the nature of the alteration and veining indicates that we are in the top of a large IOCG system and that we are in the early stages of showing its full potential."

Figure 2: Surface mapping and sample results up to 5.77% Copper at Carrizal, Chile

CuEq% based on CuEq%= ((Cu lb/t*US$3.75.lb) +(Co lbs/t*US$20/lb) +(Au g/t*0.03215*US$1,850/oz)/US$3.75/lb Cu insitu value and does not account for metallurgical, refining or other losses

A 2022 work program focused on mapping of veins along strike of, and to the east of the main Farellon structure with the goal of developing new drill targets. New veins mapped and sampled include the Gorda vein which was drilled in Hole FAR-22-020. The Gorda vein lies 250 metres east of the Farellon structure which was mapped and sampled along strike for a full kilometre. A further five veins were mapped and sampled in detail to develop 2025 and future drill targets throughout the property.

Figure 3. Mineralization from recent sampling programs

Highlights

◾ A high sample return of 5.77% Cu, 1.55% Co and 0.11 g/t Au two kilometres along strike to the north of the recent drilling on the Farellon structure

◾ Three veins mapped in detail, each demonstrating over a kilometre of prospective strike length with mineralized grab samples

Table 1: Grab Sample Highlights (1)(2)

Sample Number	Northing UTM	Easting UTM	Elevation (asl)	Weight of Sample (Kg)	Au g/t	Co%	Cu%
500818	6888943	309490	553	1.54	1.74	0.047	6.26
500902	6891077	310916	632	1.63	0.11	1.545	5.77
500832	6889540	311547	540	1.82	0.22	0.021	5.66
500895	6890377	310310	631	1.58	0.63	0.146	5.18
500887	6889724	311958	495	0.94	0.32	0.063	5.06
500803	6889197	309735	561	2.21	0.04	0.019	4.89
500822	6888323	309800	647	1.96	3.43	0.015	4.59
500830	6889441	311412	524	1.71	0.67	0.027	4.11

Sample Number	Northing UTM	Easting UTM	Elevation (asl)	Weight of Sample (Kg)	Au g/t	Co%	Cu%
500827	6888543	310082	618	1.71	4.91	0.094	3.70
500894	6890373	310305	631	0.45	0.13	0.028	3.41
500844	6888968	310724	496	1.48	0.27	0.024	3.37
500854	6889477	310518	582	1.05	3.28	0.160	3.16
500837	6889267	311117	527	0.67	1.97	0.029	3.03
500814	6889114	309667	587	1.51	0.19	0.057	2.79
500858	6889836	310979	582	2.46	2.06	0.002	2.70
500834	6889309	312021	472	1.52	0.45	0.054	2.64
500824	6888423	309869	621	1.32	0.74	0.136	2.61
500833	6890107	311855	522	1.12	0.21	0.071	2.52
500820	6888717	309359	592	3.64	0.45	0.036	2.50
500831	6889472	311475	533	1.91	0.02	0.015	2.39
500859	6889807	310888	564	1.14	0.17	0.019	2.11
500840	6888767	310417	546	1.07	0.81	0.018	2.06
500850	6888284	310247	572	1.5	1.57	0.029	1.90
500816	6889020	309583	594	3.62	0.38	0.020	1.88
500868	6890705	311339	574	1.43	0.09	0.085	1.77
500886	6889679	312500	457	0.93	0.22	0.002	1.76
500806	6889420	309857	575	1.3	0.09	0.036	1.69
500819	6888717	309359	592	2.64	0.47	0.048	1.54
500855	6889630	310681	596	1.19	0.87	0.025	1.54
500852	6889527	310785	561	1.86	0.24	0.193	1.21
500829	6889352	311252	539	3.43	0.65	0.073	1.20
500856	6889748	310735	570	2.31	0.22	0.024	1.15
500835	6889244	311891	496	3.24	1.54	0.001	0.94
500838	6889227	311054	548	1.26	1.89	0.019	0.88
500892	6889011	312361	435	0.8	0.01	0.033	0.86
500826	6888696	310059	627	1.75	1.79	0.003	0.84
500801	6889269	309795	596	1.96	0.09	0.121	0.82
500823	6888344	309815	637	2.74	0.22	0.006	0.75
500853	6889444	310665	578	2.95	0.43	0.026	0.66
500802	6889233	309758	580	1.67	0.04	0.062	0.55
500825	6888485	309930	617	1.02	2.20	0.030	0.50

(1) Management cautions that prospecting surface rock samples and associated assays, as discussed herein, are selective by nature and represent a point location, and therefore may not necessarily be fully representative of the mineralized horizon sampled.

(2) This table represents a selection of highlights including 41 samples out of 102 samples taken

Red Metal successfully completed a nine-hole, 2,010 metre drill program in 2022 that targeted down dip extensions of known mineralized zones as well as testing of new zones.

Highlights

◾ First hole on new zone intercepted 6 metres of vein with strong visible copper sulphides; further 1.5 kilometres of untested strike length

◾ All holes have intercepted visible copper sulphide mineralization and alteration associated with IOCG deposits

◾ Diamond drill core continues to provide valuable alteration and structural information not seen in previous RC drilling

Diamond Drilling

Four drillholes of the program targeted the south and north end of the Farellon zone and tested a previously undrilled structure parallel to the Farellon zone.  All four drill holes intercepted zones of sulphide mineralization including chalcopyrite and chalcocite and zones of strong alteration associated with iron oxide copper gold ("IOCG") deposits.

Figure 4. Diamond drill program at the Farellon Zone discovery

Table 2: Summary of holes (3)

Drillhole	Target	Length	Highlights
FAR-22-017	Farellon South	326	Mineralized Breccia Zone at 236-243 m
FAR-22-018	Farellon South	293	Multiple zones of disseminated chalcopyrite mineralization and intense IOCG associated alteration
FAR-22-019	Farellon North	188	85-91 m brecciated quartz veining with strong chalcopyrite mineralization
FAR-22-020	New Zone	182	142-147.6 m quartz calcite vein with strong chalcopyrite mineralization and actinolite, iron and sericite alteration

(3) Widths are drill indicated core length as insufficient drilling has been undertaken to determine true widths with at this time.

New Zone Drill Tested

The newly tested parallel structure lies approximately 250 metres west of the Farellon vein and was mapped and sampled on surface in 2012. Mapping completed in 2012 traced the vein continuously over approximately 1.5 kilometres.  All six surface samples taken along the structure in 2012 are listed below and all samples returned significant copper, gold and cobalt. The structure was tested with one drillhole and a six-metre quartz calcite vein was intercepted from 142m to 142.6m with visible chalcopyrite mineralization, intense pyrrhotite, albite and actinolite alteration.

Table 3: Historic 2012 surface sampling on new zone

Sample ID	Easting	Northing	CuT%	Au g/t	Co%
123984	309701	6889159	4.97	0.43	0.07
123985	309862	6889291	3.73	0.80	0.02
123986	309644	6889070	3.40	0.41	0.03
123987	309424	6888843	1.60	0.23	0.10
123989	309227	6888420	3.86	0.68	0.04
123990	309040	6888003	2.49	0.63	0.02

Figure 5: Chalcopyrite in brecciated quartz vein FAR-22-019 at 86m

Figure 6: Chalcopyrite primary mineralization FAR-22-020 from 6m wide zone at 145.5m and 147.5m

QAQC

Samples were prepared and analyzed by ALS laboratories in La Serena, Chile and Lima, Peru. Samples were analyzed for gold using Fire Assay-AA techniques. All samples were analyzed using a 33 element 4 acid digestion ICP analysis method and copper samples over 10,000 ppm were analyzed again for just copper using the same analysis method.

Qualified Person

The technical content of this news release has been reviewed and approved by Caitlin Jeffs, P. Geo, who is a Qualified Person ("QP") as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing clean energy and strategic minerals projects. The Company's portfolio of projects include seven separate mineral claim blocks and mineral claim applications, highly prospective for Hydrogen, covering 172 mineral claims and totaling over 4,546 hectares, located in Ville Marie, Quebec and Larder Lake, Ontario, Canada. As well, the Company has a Chilean copper project, located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the Canadian Securities Exchange under the symbol RMES, on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF and on the Frankfurt Stock Exchange under the symbol I660.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, President & CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

 Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to the ability to raise adequate financing, receipt of required approvals, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

Neither the Canadian Securities Exchange nor the Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.